Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Form S-4 File No.: 333-270379

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Leadership Announcement

What you need to know:

•

When Evoqua joins Xylem, Hervé Fages will be appointed SVP and President, Applied Product Technologies & Treatment, leading the combined company’s treatment products and solutions business, effective at closing.

Dear Colleagues,

I am pleased to share a further leadership decision intended to take effect when we close the Xylem-Evoqua transaction and begin working as one company:

Effective post-closing, Hervé Fages will lead the combined company’s treatment products and solutions business, and report to Hayati Yarkadas, SVP and President Europe, Water Infrastructure and Global Services. Hervé will also become a member of the Chief Operating Officer’s staff, and therefore a member of Xylem’s Senior Leadership Team.

Upon closing, Hervé will lead the integration work to optimize the combined company’s treatment portfolio, organizational capabilities, and operational platform to drive growth, maximize value to customers and leverage opportunities for our combined companies’ talent. From Day 1, Hervé will work closely with Hayati, the APT and Treatment leadership teams, and the Region Presidents to deliver a full integration roadmap for the combined business. This essential work will take some months, post-close, to ensure we set ourselves up for optimal success. In the meantime, we will continue to focus on delivering on our 2023 commitments.

While we await the necessary regulatory and shareholder approvals to bring our companies together, integration planning continues to move forward, and we will continue to communicate important decisions that will take effect after closing as soon as we can. Please keep sharing your questions here on the Xylem + Evoqua integration site.

Let’s stay focused on serving our customers and communities. Delivering on our 2023 commitments will make our two strong companies even stronger when combined.

Thank you for all you do, every day, to solve water.

Patrick Decker

President and CEO

About Hervé Fages

Hervé joined Evoqua as Executive Vice President, Applied Product Technologies Segment President in March 2019, and brings more than 25 years of industrial market experience to the role. From July 2017 to March 2019, Hervé was President, Connected Building and Building Management Systems, at Honeywell International, Inc. From May 2004 to July 2017, he served in various managerial and business development roles at Schneider Electric, including as chief executive officer of its Pelco business unit, a security and surveillance technologies provider. Hervé holds a B.S. in Marketing and Business Administration from University of Montpellier, France.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (“Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. The registration statement was declared effective on April 6, 2023 by the SEC. The definitive joint proxy statement/prospectus has been filed with the SEC on April 11, 2023 and has been mailed or otherwise disseminated to shareholders of Xylem and stockholders of Evoqua. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these document, and other documents containing important information about Xylem and Evoqua filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the definitive joint proxy statement/prospectus filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.